EXPERT CONSENT

March 31, 2007

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Rubicon Minerals Corporation

This letter is being filed as the consent of **Michael James Evans** - to being named in the Annual Information Form of **Rubicon Minerals Corporation** (the "Company") dated _____, 2007 and to the inclusion by reference to the report prepared by me entitled **"Kalukindi Project – Democratic Republic of the Congo – Technical Report "** (the "Reports") and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the Annual Information Form and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company's Form 40-F, filed on _____, 2007, and any amendment thereto.

Sincerely,

/s Michael J. Evans
Michael James Evans
Consulting Geologist
Africo Resources Ltd.
BSc (Geo/Chem), MSc (Geo), Pr.Sci.Nat., MGSSA, MSEG

Location: Kalukundi Project, Katanga Province, DRC.

Date: March 26, 2007